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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                       Catapult Communications Corporation
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    149016107
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)


                                Page 1 of 4 pages
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CUSIP No. 149016107
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         1.   Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Richard A. Karp
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         2.   Check the Appropriate Box if a Member of a Group(See Instructions)

              (a) |_|

              (b) |X|
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         3.   SEC Use Only
--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of Shares    5.  Sole Voting Power        6,736,754  (refer to Item 4(a))
Beneficially        ------------------------------------------------------------
Owned by Each       6.  Shared Voting Power      N/A
Reporting Person    ------------------------------------------------------------
With:               7.  Sole Dispositive Power   3,693,551 (refer to Item 4(a))
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power 381,328 (refer to Item 4(a))
--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,736,754 (refer to Item 4(a))

         10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              N/A

         11.  Percent of Class Represented by Amount in Row (9)
              52.19% (refer to Item 4(a))
--------------------------------------------------------------------------------

         12.  Type of Reporting Person      IN
--------------------------------------------------------------------------------


                                Page 2 of 4 pages
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Item 1.

      (a)   Name of Issuer Catapult Communications Corporation

      (b)   Address of Issuer's Principal Executive Offices
            160 South Whisman Road, Mountain View, CA 94041

Item 2.

      (a)   Name of Person Filing Richard A. Karp

      (b) Address of Principal Business Office or, if none, Residence 160 South Whisman Road, Mountain View, CA 94041

      (c)   Citizenship United States

      (d)   Title of Class of Securities Common Stock

      (e)   CUSIP Number 149016107

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_|   An investment advisor in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount of beneficially owed: Richard A. Karp, is deemed to be the beneficial owner of an aggregate of 6,736,754 shares of Common Stock; consisting of 3,673,672 shares of Common Stock held under the Richard A. Karp UA Trust 12/3/97; 3,043,203 shares of Common Stock held under a voting trust under the Voting Trust Agreement dated 6/8/98 and 19,879 shares of Common Stock issuable upon exercise of an option.

      (b)   Percent of class: 52.19%

      (c)   Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote 6,736,754 (refer to Item 4(a))

            (ii)  Shared power to vote or to direct the vote N/A

            (iii) Sole power to dispose or to direct the disposition of
                  3,693,551 (refer to Item 4(a))

            (iv) Shared power to dispose or to direct the disposition of 381,328 (refer to Item 4(a))


                                Page 3 of 4 pages
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Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

      N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      N/A

Item 8. Identification and Classification of Members of the Group

      N/A

Item 9. Notice of Dissolution of Group

      N/A

Item 10. Certification

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                            February 7, 2001
                                            ------------------------------------
                                                         Date


                                            /s/  Richard A. Karp
                                            ------------------------------------
                                                         Signature

                                            Richard A. Karp, Director,
                                            Chief Executive Officer and
                                            Chaiman of the Board of
                                            Catapult Communications  Corporation
                                            ------------------------------------
                                                         Name/Title


                                Page 4 of 4 pages